SEC FILE NUMBER
000-51666

CUSIP NUMBER
84649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 28, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Spansion Inc.

Full Name of Registrant

Former Name if Applicable

915 DeGuigne Drive, P.O. Box 3453

Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94088-3453

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

As disclosed in Current Reports on Form 8-K previously filed with the Securities and Exchange Commission by Spansion Inc. (the “Company”), on February 9, 2009, Spansion Japan Limited (“Spansion Japan”), an indirect wholly-owned subsidiary of the Company, entered into a proceeding under the Corporate Reorganization Law (Kaisha Kosei Ho) of Japan to obtain protection from Spansion Japan’s creditors (the “Spansion Japan Proceeding”), and on March 1, 2009, the Company and each of its domestic subsidiaries filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Cases”).

As a result of the Spansion Japan Proceeding and the Bankruptcy Cases, the Company and Spansion Japan are in the process of negotiating new manufacturing and distribution agreements for the wafer supply, foundry and distribution services between the Company and Spansion Japan, which agreements will include transfer pricing and other terms applicable to business conducted between the parties during the fiscal quarters ended March 29, 2009 and June 28, 2009 and may affect future transfer pricing. These agreements will be subject to approval by various parties, including the creditors of each company. Until negotiations between the Company and Spansion Japan are completed, the agreements are executed and necessary approvals are obtained, the Company will not be in a position to complete its financial reporting processes for the quarters ended March 29, 2009 and June 28, 2009. The Company intends to file its quarterly reports on Form 10-Q for the fiscal quarters ended March 29, 2009 and June 28, 2009 as soon as practicably possible.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nancy A. Richardson	(408)	962-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐    No☑

The Company has not yet filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2009.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑    No ☐

The Company expects that there will be significant changes in the results of operations (in particular, net sales, operating income and net income) from the corresponding period for the last fiscal year as a result of the impact of the Bankruptcy Cases and the Spansion Japan Proceeding discussed above. Net sales for the quarter ended June 28, 2009 were $376 million as compared to $613 million for the quarter ended June 29, 2008. As of the date of this Form 12b-25, the Company has not completed its financial reporting process for the fiscal quarter ended June 28, 2009, so it is not yet able to quantify any other differences between the comparable periods.

                            Spansion Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 7, 2009	By	/s/ Randy W. Furr
Randy W. Furr Executive Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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